Exhibit 17.1

RESIGNATION

I, Suzanne Fischer, the President,  Secretary, Treasurer and a director of On Time Filings, Inc., a Nevada corporation, (“Company”) hereby tender and submit my resignation as the Secretary of the Company only, and retain all the other offices held, including my position as a director of the Company, such resignation to be effective upon this 29th day of September 2010.

/s/ Suzanne Fischer
Suzanne Fischer